Exhibit 99.1

LexinFintech Holdings Ltd. Announces Resignation of Chief Financial Officer

SHENZHEN, China, May 26, 2021 /GLOBE NEWSWIRE/ -- LexinFintech Holdings Ltd. ("Lexin" or the "Company") (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced that Mr. Craig Yan Zeng has tendered in his resignation as the Chief Financial Officer (“CFO”), effective on June 7, 2021. Mr. Kris Qiao Qian, Lexin’s Chief Financing Cooperation Officer, has been appointed as the acting CFO. Mr. Zeng’s resignation from his position was due to personal reasons, and he will remain as a director of the board of directors of the Company (the “Board”) and also serve as a senior consultant to the company following his resignation.

“On behalf of the Board, I would like to express our gratitude to Craig for his time, dedication, and valuable contribution to Lexin over the years,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “We believe that Lexin will continue to benefit from Craig’s insights and experience as a director and senior consultant of the Company and on behalf of everyone, we wish Craig the best in his future endeavors,” Mr. Xiao continued.

The Company has initiated a search for a permanent CFO with the capabilities and qualifications to accelerate the next phase of Lexin’s strategy. In addition, Lexin also announced that Ms. Beryl Haiyan He has joined the management team of the Company’s Finance Division, where she will supervise the Company’s internal controls over financial reporting. Ms. He joins from OneConnect Financial Technology Co., Ltd. (NYSE: OCFT), where she was the Senior Financial Director covering business development. Prior to joining OneConnect, Ms. He worked at Ping An Technology, and Huawei. Ms. He has a bachelor’s degree in accounting from Nanchang University.

Mr. Zeng will continue to serve as the CFO for Lexin’s next earnings report for the first quarter of 2021, and will supervise and sign off the review of the upcoming unaudited financial results.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

For more information, please visit

http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com